PRESS RELEASE
ASANKO GOLD ANNOUNCES Q3 2018 PRODUCTION RESULTS FOR THE ASANKO GOLD MINE

Vancouver, British Columbia, October 17, 2018 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) announces production results for the third quarter ("Q3") of 2018 from the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Asanko.

Q3 2018 Highlights (100% basis):

  Record quarterly gold production of 61,599 ounces, tracking higher end of H2 2018 guidance of 110,000 - 120,000 ounces

  Quarterly gold sales of 65,267 ounces, generating US$78.2 million in gold revenue at an average realized price of US$1,198 per ounce

  Mining operations ahead of plan, bolstered by resumption of steady state operations at Nkran

  Strong quarterly mill performance, processing 1.3 million tonnes of ore

  Zero lost time injuries during the quarter, continuing industry-leading safety LTIFR performance on a rolling 12 month basis of 0

  Esaase pre-production program on schedule, with bulk sample planned in Q4 2018

  Approximately US$33.5 million held by the JV in unaudited cash and immediately convertible working capital balances, as at September 30, 2018, with an additional US$14.3 million of unaudited cash held at the Asanko corporate level

Commenting on the quarter's performance Peter Breese, President and CEO, said "The Asanko Gold Mine delivered a third consecutive quarter of solid production results for the year, tracking the top end of 2018 guidance with production of 61,599 ounces for the quarter and 163,329 ounces year to date. The mine is well positioned to meet full year gold production guidance of 200-220,000 ounces.

The Esaase pre-production program is advancing according to plan, with site establishment well underway and preparations for the bulk sample exercise on schedule for Q4 2018, in anticipation of approval from the JV partners to commence mining in Q1 2019."

Health and Safety

There were no lost time injuries ("LTI") reported during the quarter. As at September 30, 2018, the mine achieved over eighteen months without a Lost Time Injury with 9,223,124 million man hours worked.

Production

During the quarter, the AGM sourced ore from Nkran, Nkran Extension, Akwasiso and Dynamite Hill. Nkran operated throughout the quarter at steady state production levels following the substantial completion of the Eastern push back in June 2018, with 1.1 million tonnes ("Mt") of ore mined at a grade of 1.5g/t. The Western portion of Cut 2 is also progressing on schedule.

The processing plant delivered another strong result for the quarter, milling 1.3Mt and maintaining its performance well above the recently upgraded process design of 5 million tonnes per annum. Metallurgical recovery at 94% continues to attain a level higher than originally planned despite significant volume throughput improvements.

AGM Key Production Statistics (100% basis)	Units	Q4 2017	Q1 2018	Q2 2018	Q3 2018
Total Tonnes Mined	000 t	11,494	12,743	10,759	10,814
Waste Tonnes Mined	000 t	10,692	11,976	9,814	9,084
Ore Tonnes Mined	000 t	802	767	945	1,730
Strip Ratio	W:O	13.3:1	15.7:1	10.4:1	5.3:1
Average Gold Grade Mined	g/t	1.5	1.3	1.5	1.4
Ore Treated	000 t	1,087	1,269	1,374	1,299
Gold Feed Grade	g/t	1.5	1.3	1.4	1.6
Gold Recovery	%	94	93	94	94
Gold Produced	oz	51,550	48,229	53,501	61,599

Esaase Update

In anticipation of a mining and trucking operation at Esaase, which is expected to commence in Q1 2019 following JV approval in Q4 2018, a pre-production program commenced during the quarter. The intial phase of the program is site establishment in preparation for a bulk mining sample exercise that will take place in Q4 2018. Bush clearing is underway and grade control drilling is in progress. The purpose of the bulk sampling exercise is to confirm the previous co-leaching test work results that mixes ore from this new source with existing ore sources to support an investment decision by the JV partners. In addition construction has commenced on the haul road linking Esaase to the existing haul road infrastructure and this is expected to be completed before year end.

Sales and Liquidity

Gold production for the quarter was 61,599 ounces with gold sales of 65,267 ounces at an average realized price of US$1,198 per ounce, generating gold sales revenue of US$78.2 million for the JV. At September 30, 2018 the JV held approximately US$30.4 million in unaudited cash, US$1.2 million in gold receivables and US$1.9 million in dore (with a market value of US$2.4 million). The Company held an additional US$14.3 million in unaudited cash, and is scheduled to receive a further US$20 million in cash related to the JV transaction by no later than December 31, 2019.

Qualified Person Statement

Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng) is the Asanko Qualified Person, as definedby Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

Q3 2018 Operating & Financial Results Conference Call & Webcast - 9am ET on November 8, 2018

US/Canada Toll Free:        800 771 6781

UK Toll Free:                       0800 496 0830

International:                     +1 212 231 2913

Webcast:

Please click on the link:  https://cc.callinfo.com/r/1olxigpk29h4v&eom

Replay:

A recorded playback will be available approximately two hours after the call until December 8, 2018:

US/Canada Toll Free:        800 558 5253

UK Toll Free:                       0800 692 0831

International:                     +1 416 626 4100

Passcode:                            21895203

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Rob Slater - Executive, Corporate Development and Strategy
Telephone: +27-11-467-2758
Email: rob.slater@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.